Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43 Company Registry (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in accordance with the provisions set forth in Article 157, paragraph 4 of Law No. 6.404/76, as well as CVM Instruction No. 358/02 and in addition to the Notice to the Shareholders as of February 2, 2018 and to the Notice to the Market as of February 6, 2018, hereby informs its shareholders and the market in general that on this date, the 7th Corporate Court of the Capital of the State of Rio de Janeiro (“Judicial Reorganization Court”), after considering the claims of the Company regarding the initiatives undertaken by Bratel S.A.R.L., which insisted on convening the General Meeting called for February 7, 2018, declared invalid and ineffective any out-of-court deliberation that undermines matters already approved by the Plan, in the following terms:

 “We clarify that considering the judicial confirmation of the reorganization plan, once it is judiciliazed, any extrajudicial deliberation that violates issues already approved in the plan is unenforceable, invalid and without effectiveness, since all those under jurisdiction are subject to full compliance to the magister dixit, without prejudice to potential appeal to the Judiciary Branch”

The Company also informs that, on this date, disregarding a succession of judicial decisions, a group of shareholders attempted to hold a General Meeting to deliberate on matters related to provisions set forth in the approved and confirmed Plan. The Company does not recognize the legality of such act and will undertake the appropriate judicial, administrative and criminal actions.

The Company clarifies that it will continue to rigorously comply with the Plan approved by the General Creditors Meeting and with all the decisions made by the Judicial Reorganization Court. Finally, Oi clarifies to the creditors that the Plan remains fully effective and unchanged.

The above mentioned decision can be found in its entirety attached to this Material Fact and is also available for download on the Company’s website (www.oi.com.br/ri) and on the CVM’S Empresas.NET system (www.cvm.gov.br), as well as on the website of B3 S.A. – Brasil, Bolsa, Balcão (www.bmfbovespa.com.br). The Company will furnish an English translation of the decision as soon as possible to the US Securities and Exchange Commission as per Form 6-K.

The Company will keep its shareholders and the market informed about the development of the subject matter of this Material Fact.

Rio de Janeiro, February 7, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer